EXHIBIT 99.1

Osisko Development Reports Third Quarter 2023 Results

(All monetary references are expressed in Canadian dollars, unless otherwise indicated)

MONTREAL, Nov. 08, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to report its financial and operating results for the three months ended September 30, 2023 ("Q3 2023").

Q3 2023 HIGHLIGHTS

Operating, Financial and Corporate Updates:

  3,867 ounces of gold sold by the Company from operating activities, comprising of:
    1,776 ounces of gold sold from the Trixie test mine ("Trixie") located within the Company's wider Tintic Project;
    803 ounces of gold sold from the San Antonio Gold Project ("San Antonio") by processing stockpiles via heap leaching; and
    1,288 ounces of gold sold from the Cariboo Gold Project ("Cariboo") by processing stockpiles at a third-party processing facility.
  $10.4 million in revenues and $10.1 million in cost of sales generated from operating activities.
  On July 6, 2023, the Company announced that in accordance with the terms of its previously-completed acquisition in May 2022 of a 100% ownership interest in the Tintic Project, it had satisfied the first of five deferred payments to the sellers. Deferred consideration of US$2,500,000 was satisfied by an amount of US$250,000 ($334,400) paid in cash in June 2023 and an amount of US$2,250,000 ($2,986,425) settled by the issuance of 454,026 common shares on July 6, 2023.
  As at September 30, 2023, the Company had approximately $71.5 million in cash.

Tintic Project – Utah, U.S.A. (100%-owned)

  The development of the 1,390 meter ("m") (4,550 feet ("ft.")) Trixie portal and underground decline ramp, which commenced in July 2022, was completed on budget to the 625 level during Q3 2023 with the breakthrough occurring at the end of September (see Figure 1).

Figure 1: Breakthrough of the Trixie Brandy Lee decline to 625 ft. level achieved in September 2023

  The Company anticipates that the decline ramp will improve underground access for exploration, and may potentially support an increase in productivity and mining rates in the future.
  Target to ramp up processing capacity up to 500 short tons per day is subject to completion of required mine and mill infrastructure upgrades, completion of an updated mineral resources estimate ("MRE") in accordance with NI 43-101 (as defined herein) and ongoing technical work.
  During Q3 2023, the Company continued underground exploration and delineation activities on the existing Trixie deposit with two diamond drill rigs operating as part of its 2023 underground infill and exploration program. This portion of the 2023 exploration drill program is now complete.
    As of September 30, 2023, a total of 6,194 m (20,322 ft.) were drilled in 73 holes, including an additional 1 geotechnical hole totalling 349 m (1,145 ft.), with assay results for 14 diamond drilling holes released on July 18, 2023. Assay results for an additional 17 holes were released on October 11, 2023 (see Subsequent to Q3 2023). Assay results for the remaining drill holes are pending.
  The Company is currently working on an updated MRE for the Trixie deposit to incorporate the new 2023 drilling and the remaining 2022 drilling that was not included in the Tintic Technical Report (as defined herein) published on January 27, 2023 (with an effective date of January 10, 2023), due to assay lab delays. This new MRE is expected to be completed once the 2023 drilling program has concluded, and all assay results have been received.
  An initial regional surface diamond drilling campaign to test for copper-gold-molybdenum porphyry mineralization potential, namely in the Big Hill area, is anticipated to commence in the coming months, subject to receipt of surface drill permits.
  Data compilation from historic mines in the area is ongoing and anticipated to generate additional exploration drill targets on the greater Tintic Project property.

Cariboo Gold Project – British Columbia, Canada (100%-owned)

  Subsequent to Q3 2023, on October 10, 2023, the Company announced that it received an Environmental Assessment ("EA") Certificate for the Company's 100%-owned Cariboo Gold Project. The EA Certificate was granted by the Environmental Assessment Office of the Province of British Columbia ("EAO") and supported by approval decisions from The Honourable George Heyman, Minister of Environment and Climate Change Strategy and The Honourable Josie Osbourne, Minister of Energy, Mines and Low Carbon Innovation. The EA process was completed in consultation with and support of the First Nations partners.
  Receipt of the EA Certificate successfully concludes the EA process for the Cariboo Gold Project, which was launched in October 2019 (see Figure 2).

Figure 2: Cariboo Gold Project – Permitting Timeline Summary

  A Joint Permit Application for the BC Mines Act / Environmental Management Act is in process. The Company anticipates receiving permits in Q2 2024.
  Development of the Cariboo Gold Project may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totalling approximately 80 km of mineralization. For further information regarding Cariboo and the Cariboo Feasibility Study refer to Technical Reports below.

San Antonio Gold Project – Sonora State, Mexico (100%-owned)

  As of September 30, 2023, the Company sold a total of 13,591 ounces of gold from the San Antonio heap leach pad since commencing processing of stockpile inventory in Q1 2022. A total of 803 ounces of gold was sold in Q3 2023.
  During Q3 2023, processing of the remaining stockpile inventory was completed, with no production anticipated henceforth.
  The Company awaits next steps from the government of Mexico with respect to the permitting process.

SUBSEQUENT TO Q3 2023

  On October 11, 2023, the Company disclosed assay results from 17 diamond drilling holes from new development areas as part of the ongoing 2023 underground infill and exploration program at Trixie. Select assay results highlights included (see news release dated October 11, 2023):
    54.95 grams per tonne ("g/t") gold ("Au") and 1,143.21 g/t silver ("Ag") over 2.59 m in hole TRXU-DD-23-045 (1.60 troy ounces per short ton ("oz/t") Au and 33.34 oz/t Ag over 8.50 ft.).
  On October 11, 2023, the Company announced that drilling of the Trixie West high-priority copper-gold molybdenum potential porphyry target commenced from underground at Trixie. The objective of the program is to test a new area below the Trixie deposit for a potential porphyry style mineral system that may have been the source of the significant high-grade gold and silver epithermal mineralization and past producing carbonate silver-lead-zinc replacement deposits.

Consolidated Financial Statements

The Company's unaudited interim consolidated financial statements (the "Financial Statements") and management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2023 are available on the Company's website at www.osiskodev.com, on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and François Vézina, ing., P.Eng., MBA, Senior Vice President, Project Development, Technical Services and Environment, each of whom is a "qualified person" within the meaning of NI 43-101.

Technical Reports

Information relating to the Tintic Project and the current MRE for the Trixie deposit is supported by the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Information relating to Cariboo and the Cariboo FS is supported by the technical report titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022) prepared for the Company by independent representatives BBA Engineering Ltd. and supported by independent consulting firms, including InnovExplo Inc., SRK Consulting (Canada) Inc., Golder Associates Ltd. (amalgamated with WSP Canada Inc. on January 1, 2023, to form WSP Canada Inc.), WSP USA Inc., Falkirk Environmental Consultants Ltd., Klohn Crippen Berger Ltd., KCC Geoconsulting Inc., and JDS Energy & Mining Inc. (the "Cariboo Technical Report"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Information relating to San Antonio is supported by the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 (with an effective date of June 24, 2022) prepared for the Company by independent representatives of Micon International Limited (the "San Antonio Technical Report", collectively with the Trixie Technical Report and Cariboo Technical Report, the "Technical Reports"). Reference should be made to the full text of the San Antonio Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred mineral resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The mineral resource estimate disclosed in this news release may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

Cautionary Statement Regarding Financing Risks

The Company's development and exploration activities are subject to financing risks. At the present time, the Company has exploration and development assets which may generate periodic revenues through test mining, but has no mines in the commercial production stage that generate positive cash flows. The Company cautions that test mining at its operations could be suspended at any time. The Company's ability to explore for and discover potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which may result in a substantial dilution of the equity interests of the Company's Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing(s) could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling.

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022 and resumed in the second quarter of 2023. Even with the resumption of small-scale test-mining at Trixie, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the Trixie portal and underground decline ramp; the anticipated benefits of the decline ramp; the target to ramp-p processing capacity; the timing and ability to complete a MRE on the Trixie deposit; the results in the Technical Reports; the capital resources available to Osisko Development; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding or to reduce planned expenditures; the ability of the Company to obtain future financing and the terms of such financing; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the timing and status of permitting; the potential of high grade gold mineralization on Trixie and Cariboo; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of the Company's properties; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the timing and ability of the Company to complete upgrades to the mining and mill infrastructure at Trixie (if at all); continuation of test mining activities at Trixie (if at all); the timing and ability of the Company to ramp up processing capacity at Trixie to 500 short tons per day (if at all); the ability of the Company to complete its exploration objectives for its projects in 2023 in the timing contemplated (if at all); the ongoing advancement of the deposits on the Company's properties; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; the Cariboo project design and ability and timing to complete infrastructure at Cariboo (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; the Company being a well-positioned gold development company in Canada, USA and Mexico; the ability and timing for the permitting at San Antonio; the impact of permitting delays at San Antonio; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022 as well as the financial statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Photos accompanying this announcement are available at:

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